Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 28, 2019 (the “Annual Report”).

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	our ability to integrate new therapeutic candidates and new personnel

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Overview

General

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates − BL-8040, a novel peptide for the treatment of hematological malignancies, solid tumors and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

Main Therapeutic Candidates

The following is a description of our main programs:

•
BL-8040 is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of solid tumors, acute myeloid leukemia, or AML, and stem-cell mobilization.

Solid tumors

➢
In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of BL-8040 in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results showed that the combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported BL-8040’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells. In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under this collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of BL-8040, KEYTRUDA and chemotherapy. We initiated this arm of the trial in December 2018. Top-line results from the new triple combination arm of the study are expected in the second half of 2019, with overall survival results expected in 2020.

➢
In August 2016, in the framework of an agreement with MD Anderson Cancer Center, we entered into an additional collaboration for the investigation of BL-8040 in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, is the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We are supplying BL-8040 for this Phase 2b study, which commenced in January 2017. Partial results from this study are anticipated in the second half of 2019, with top-line results expected in 2020.

➢
In September 2016, we entered into a collaboration with Genentech, Inc., or Genentech (a member of the Roche Group), in the framework of which both companies would carry out Phase 1b/2 studies investigating BL-8040 in combination with TECENTRIQ® (atezolizumab), Genentech’s anti-PDL1 cancer immunotherapy, in various solid tumors and hematologic malignancies. The clinical study collaboration between us and Genentech is part of MORPHEUS, Roche’s novel cancer immunotherapy development platform. Genentech commenced a Phase 1b/2 study for the treatment of pancreatic cancer in July 2017, as well as a Phase 1b/2 study in gastric cancer in October 2017. These studies will evaluate the clinical response, safety and tolerability of the combination of these therapies, as well as multiple pharmacodynamic parameters. As we are not the sponsor of these studies, we do not have information about Genentech’s data publication plan for these BL-8040-related arms within the MORPHEUS platform.

AML

➢
During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed detailed, positive safety and response rate data for subjects treated with a combination of BL-8040 and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. We continue to monitor long-term survival data for patients in the study and, in parallel, are planning our next clinical development steps in this indication.

➢
We are currently investigating BL-8040 as a consolidation treatment together with cytarabine (the current standard of care) for AML patients who have responded to standard induction treatment and are in complete remission and, in this regard, are conducting a significant Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group. The Phase 2b trial is a double-blind, placebo-controlled, randomized, multi-center study aimed at assessing the efficacy of BL-8040 in addition to standard consolidation therapy in AML patients. Up to 194 patients will be enrolled in the trial. We continue to discuss with our collaboration partners the potential conduct of an interim analysis on this study based on various factors, including the occurrence of a minimum number of reported relapse events and/or exposure to provide a reasonable statistical powering for the analysis. Our current estimate for the timing of such potential interim analysis is in the second half of 2019; however, the occurrence of enough relapse events that would form the basis for a robust interim analysis is difficult to predict at this point in time. Top-line results from the trial are expected in 2021.

➢
In September 2017, we initiated a Phase 1b/2 trial in AML, known as the BATTLE trial, under the collaboration with Genentech referred to above in “― Solid tumors.” The trial was to have focused on the maintenance treatment of patients with intermediate- and high-risk AML who have achieved a complete response following induction and consolidation therapy. Following several protocol amendments designed to increase study recruitment, we consulted with Genentech regarding feasibility of completing the study, and jointly decided to terminate the trial in August 2019.

Stem cell mobilization

➢
In March 2015, we reported successful top-line safety and efficacy results from a Phase 1 safety and efficacy trial for the use of BL-8040 as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

➢
In March 2016, we initiated a Phase 2 trial for BL-8040 in allogeneic stem cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology. In May 2018, we announced positive top-line results of this study showing, among other things, that a single injection of BL-8040 mobilized sufficient amounts of CD34+ cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care.

➢
In December 2017, we commenced a randomized, controlled Phase 3 registrational trial for BL-8040, known as the GENESIS trial, for the mobilization of HSCs for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and then progress to the placebo-controlled main part, which is designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee recommended that the lead-in part of the study should be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by BL-8040 in combination with G-CSF were successfully engrafted in all 11 patients. Top-line results of this randomized, placebo-controlled main part of the study are expected in the second half of 2020.

Other matters

➢
In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for BL-8040. These studies serve to further elucidate the mechanism of action for BL-8040.

➢
In September 2013, the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML; and in January 2014, the FDA granted an Orphan Drug Designation to BL-8040 as a treatment for stem cell mobilization. In January 2015, the FDA modified this Orphan Drug Designation for BL-8040 for use either as a single agent or in combination with G-CSF. In February 2019, the FDA granted Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of pancreatic cancer.

•
AGI-134, a clinical therapeutic candidate in-licensed by Agalimmune, is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134, given both as monotherapy and in combination with an immune checkpoint inhibitor, in unresectable metastatic solid tumors. The multi-center, open-label study is currently being carried out in the UK and Israel and, following recent approval by the FDA for our Investigational New Drug (IND) application, is expected to expand to the US by the first half of 2020. Initial safety results from the first part of the study are expected in the second half of 2019; initial efficacy results of the monotherapy arm from the second part of the study are expected by the end of 2020.

•
Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and expects to launch an improved version of the product during 2019.

Principal Partnering and Collaboration Agreements

Since December 2014 we have been collaborating with Novartis for the co-development of selected Israeli-sourced novel drug candidates.

In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter or OTC indications in the territory of Europe, Australia and additional selected countries. We retain all OTC rights to BL-5010 in the United States and the rest of the world, as well as all non-OTC rights on a global basis. Perrigo fulfilled its obligation to launch a licensed product commercially in the Territory in 2016. In addition, Perrigo is obligated to use commercially reasonable best efforts to obtain regulatory approval in the Territory for at least one more OTC indication and to commercialize BL-5010 for that indication. Compensation by Perrigo for the exclusive license includes an agreed amount for each unit sold. We will have full access to all clinical and research and development data, as well as manufacturing data, generated during the performance of the development plan and may use these data in order to develop or license the product in other territories and fields of use where we retain the rights.

For information on our collaborations with Merck, Genentech and MD Anderson Cancer Center, see “― Main Therapeutic Candidates” above.

Funding

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from a government body which previously was called the Office of the Chief Scientist of the Israeli Ministry of the Economy (OCS) (and which in 2016 was replaced by the newly-established Israel Innovation Authority, or IIA), payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from out-licensing transactions for our other therapeutic candidates, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of June 30, 2019, we held $35.2 million of cash, cash equivalents and short-term bank deposits.

Recent Company Developments

AGI-134 – Regulatory

In May 2019, the FDA approved our IND application for AGI-134. This approval will enable us to expand the Phase 1/2a clinical study described above to the US by the first half of 2020.

Corporate matters

On December 3, 2018, we received written notice (the “Notification Letter”) from The Nasdaq Stock Market (“Nasdaq”) stating that we were not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq’s rules for continued listing on The Nasdaq Capital Market. On July 29, 2019, we received written notice from Nasdaq confirming that we had regained compliance with the $1.00 minimum bid price requirement.

On July 15, 2019, we implemented a change in the ratio of the Company’s ADSs to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. The change in exchange ratio for the ADSs had the same effect as a 1-for-15 reverse stock split of the ADSs. In light of this change, all ADS amounts in this Operating and Financial Review have been stated based on the new ratio (i.e., subsequent to the 1-for-15 ratio change). The Company’s ordinary shares, which are not affected by the change, continue to trade on the Tel Aviv Stock Exchange.

Revenues

Our revenues to date have been generated primarily from milestone payments under previously existing out-licensing agreements.

We expect our revenues, if any, for the next several years to be derived primarily from future payments under our current out-licensing agreement with Perrigo and other potential collaboration arrangements, including future royalties on product sales.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status		Expected Near Term Milestones
	1.	Phase 2a study for relapsed or refractory AML completed	1. Follow-up for overall survival is ongoing; evaluation and decision regarding next clinical development steps
	2.	Phase 2b study in AML consolidation treatment line (BLAST) ongoing	2. Possible interim results in H2 2019; top-line results expected in 2021
	3.	Phase 2 study in allogeneic stem-cell mobilization completed	3. Follow-up on acute and chronic GvHD by H2 2019
BL-8040	4.	Phase 2a in pancreatic cancer under Merck collaboration (COMBAT/KEYNOTE-202) ongoing; top-line results from dual combination arm announced in October 2018	4. Top-line results from triple combination arm expected in H2 2019; overall survival results expected in 2020
	5.	Phase 2b study in pancreatic cancer, in collaboration with MD Anderson Cancer Center, ongoing	5. Partial results from this study are anticipated in H2 2019; top-line results expected in 2020
	6.	Phase 3 registration study in autologous stem-cell mobiliza-tion (GENESIS), ongoing	6. Top-line results from randomized, placebo-controlled main part of study expected in H2 2020

AGI-134	Phase 1/2a study commenced in August 2018		Initial safety results from part 1 of study in H2 2019; initial efficacy results of monotherapy arm from part 2 of study expected by end of 2020
BL-5010	Out-licensed to Perrigo; CE mark approval obtained; commercial launch of first OTC indication in Europe commenced		Launch of improved product during 2019; pursuit of potential out-licensing partner(s) for OTC and non-OTC rights still held by us

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in July 2017 and February 2019, as well as from debt financing we received in October 2018. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the placements related to the warrants, as well as the capital gain from realization of our investment in iPharma, a joint venture our holdings in which we sold in April 2018. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; interest on loans, bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2018.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

We did not record any revenues during each of the three- or six-month periods ended June 30, 2019 and 2018.

Cost of revenues

We did not record any cost of revenues during each of the three- or six-month periods ended June 30, 2019 and 2018.

Research and development expenses

At December 31, 2016, our drug development pipeline consisted of eight therapeutic candidates. During 2017, we terminated two therapeutic candidates in our pipeline and added one therapeutic candidate to the pipeline, so that our drug development pipeline as of December 31, 2017 consisted of seven therapeutic candidates. During 2018, we terminated four therapeutic candidates in our pipeline, so that our drug development pipeline as of December 31, 2018 and of the date of this report consists of three therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended June 30,			Six months ended June 30,
	2018	2019	Increase (decrease)	2018	2019	Increase (decrease)
	(in thousands of U.S. dollars)
Research and development expenses, net	4,484	5,302	818	9,554	9,694	140

Comparison of three-month periods ending June 30, 2019 and 2018

Research and development expenses for the three months ended June 30, 2019 were $5.3 million, an increase of $0.8 million, or 18%, compared to $4.5 million for the three months ended June 30, 2018. The increase resulted primarily from higher expenses associated with the BL-8040 GENESIS and COMBAT clinical trials.

Comparison of six-month periods ending June 30, 2019 and 2018

Research and development expenses for the six months ended June 30, 2019 were $9.7 million, an increase of $0.1 million, or 2%, compared to $9.6 million for the six months ended June 30, 2018. The small increase resulted primarily from higher expenses associated with the BL-8040 GENESIS and COMBAT clinical trials, offset by a decrease in expenses related to BL-1230, a project which was terminated, as well as a decrease in payroll and related expenses.

Sales and marketing expenses

	Three months ended June 30,			Six months ended June 30,
	2018	2019	Increase (decrease)	2018	2019	Increase (decrease)
	(in thousands of U.S. dollars)
Sales and marketing expenses	360	226	(134)	844	482	(362)

Comparison of three-month periods ending June 30, 2019 and 2018

Sales and marketing expenses for the three months ended June 30, 2019 were $0.2 million, a decrease of $0.1 million, or 37%, compared to $0.3 million for the three months ended June 30, 2018. The decrease resulted primarily from a decrease in payroll and related expenses.

Comparison of six-month periods ending June 30, 2019 and 2018

Sales and marketing expenses for the six months ended June 30, 2019 were $0.5 million, a decrease of $0.4 million, or 43%, compared to $0.9 million for the six months ended June 30, 2018. The decrease resulted primarily from a decrease in payroll and related expenses, including a one-time compensation payment in the 2018 period.

General and administrative expenses

	Three months ended June 30,			Six months ended June 30,
	2018	2019	Increase (decrease)	2018	2019	Increase (decrease)
	(in thousands of U.S. dollars)
General and administrative expenses	883	949	66	1,958	1,879	(79)

Comparison of three-month periods ending June 30, 2019 and 2018

General and administrative expenses for the three months ended June 30, 2019 were $0.9 million, similar to the comparable period in 2018.

Comparison of six-month periods ending June 30, 2019 and 2018

General and administrative expenses for the six months ended June 30, 2019 were $1.9 million, similar to the comparable period in 2018.

Non-operating income (expenses), net

	Three months ended June 30,			Six months ended June 30,
	2018	2019	Increase (decrease)	2018	2019	Increase (decrease)
	(in thousands of U.S. dollars)
Non-operating income (expenses), net	663	1,261	598	1,125	921	(204)

Comparison of three-month and six-month periods ending June 30, 2019 and 2018

Non-operating income for the three and six months ended June 30, 2019 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet, offset by warrant offering expenses. Non-operating income for the six months ended June 30, 2018 primarily relate to fair-value adjustments of warrant liabilities on our balance sheet and the capital gain from realization of our investment in iPharma. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Financial income (expenses), net

	Three months ended June 30,			Six months ended June 30,
	2018	2019	Increase (decrease)	2018	2019	Increase (decrease)
	(in thousands of U.S. dollars)
Financial income	287	171	(116)	462	381	(81)
Financial expenses	(11)	(440)	(429)	(217)	(887)	(670)
Net financial income (expense)	276	(269)	(545)	245	(506)	(751)

Comparison of three-month periods ending June 30, 2019 and 2018

We recognized net financial expenses of $0.3 million for the three months ended June 30, 2019 compared to net financial income of $0.3 million for the three months ended June 30, 2018. Net financial expenses for the 2019 period primarily relate to interest paid on loans, offset by investment income earned on our bank deposits. Net financial income for the 2018 period primarily relates to investment income earned on our bank deposits, offset by losses recorded on foreign currency hedging transactions.

Comparison of six-month periods ending June 30, 2019 and 2018

We recognized net financial expense of $0.5 million for the six months ended June 30, 2019 compared to net financial income of $0.3 million for the six months ended June 30, 2018. Net financial expenses for the 2019 period primarily relate to interest paid on loans, offset by investment income earned on our bank deposits. Net financial income for the 2018 period primarily relates to investment income earned on our bank deposits, offset by losses recorded on foreign currency hedging transactions.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, funding from the IIA, and payments received under our strategic licensing arrangements. At June 30, 2019, we held $35.2 million in cash, cash equivalents and short-term bank deposits. We have invested substantially all our available cash funds in short-term bank deposits.

Pursuant to our ATM Program with BTIG, LLC, or BTIG, we may sell, from time to time, and at our discretion, up to $30 million of our ADSs during the term of the program. During the six months ended June 30, 2019, we sold 281,079 ADSs under the program, resulting in net proceeds to BioLine of approximately $1.8 million (net of $56,000 in commissions paid to BTIG). As of the date of this report, we have an available balance under the program of approximately $23.0 million.

Net cash used in operating activities was $11.1 million for the six months ended June 30, 2019, compared with net cash used in operating activities of $13.0 million for the six months ended June 30, 2018. The $1.9 million decrease in net cash used in operating activities during the six-month period in 2019, compared to the six-month period in 2018, was primarily the result of changes in operating asset and liability items in the two periods, i.e., a decrease in prepaid expenses and other receivables in 2019 versus an increase in 2018, as well as a higher decrease in accounts payable and accruals in 2018.

Net cash used in investing activities was $3.1 million for the six months ended June 30, 2019, compared to net cash provided by investing activities of $10.8 million for the six months ended June 30, 2018. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits and the realization of our investment in iPharma in 2018.

Net cash provided by financing activities was $15.7 million for the six months ended June 30, 2019, compared to net cash provided by financing activities of $2.8 million for the six months ended June 30, 2018. The increase in cash flows from financing activities reflects the underwritten public offering completed in February 2019.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2021, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.

Share and per-share information in ADSs

On July 15, 2019, we implemented a change in the ratio of our ADSs to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. Accordingly, presented below, for the convenience of the reader, is share and per-share information in ADSs, on the basis of the new ADS ratio.

	Three months ended June 30,		Six months ended June 30,
	2018	2019	2018	2019
	(in U.S. dollars)
Loss per ADS – basic and diluted	(0.67)	(0.57)	(1.55)	(1.25)

	December 31, 2018	June 30, 2019
	(in number of ADSs)
Authorized share capital	16,666,667	16,666,667

Issued and paid-up capital	7,662,210	9,812,250